872043

File Number: ~~82-4991~~

82-3023

GOLDEN HOPE MINES LIMITED
4 King Street West
Suite 1320
Toronto, Ontario
M5H 1B6
Tel.: 416-363-1240
Fax: 416-864-0175

02034122

April 29, 2002

02 MAY 14 AM 10:07

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A.
20549

SUPPL

Gentlemen:

Enclosed is information which Golden Hope Mines Limited has made public pursuant to the laws of the Provinces of Ontario and Quebec, Canada.

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

The following materials are being furnished pursuant to Rule 12g3-2(b):

a) News Release dated April 19, 2002
b) Material Change Report dated April 19, 2002

Please contact the undersigned if you have any questions.

Yours truly,
GOLDEN HOPE MINES LIMITED

Ronald Haller
Secretary

dlw 5/21

GOLDEN HOPE MINES LTD ("YGH-V;GOLH-O")
- Ongoing Gold Exploration in New Brunswick

Reconnaissance soil geochemistry over the Company's 50% owned, 39 claim Nason Brook and 16 claim McDougall Inlet properties in the Clarence Stream area of southwestern New Brunswick has identified a number of gold and arsenic anomalies. Overburden cover is extensive, and power auger till sampling is planned as followup.

Fancamp Exploration Ltd. is in joint venture with Golden Hope on these properties and holds the balance 50% interest.

The common shares of the Company are listed on the Canadian Venture Exchange (YGH). At present, there are 19,192,329 common shares of the Company issued and outstanding.

The Company has an S.E.C. exemption in the U.S.A. pursuant to Rule 12(g)3-2(b). The file number is 82-4991.

By order of the Board.
PETER H. SMITH Director

TEL: (514) 481-3172 Peter H. Smith, Director

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street West
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   April 9, 2002

3. **Press Release**

   Market News Publishing Inc. - April 9, 2002

4. **Summary of Material Change**

   Ongoing gold exploration in New Brunswick

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363-1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 9th day of April, 2002.

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary